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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: John P. Crowe,
      1015 West 54th Street, Kansas City, MO 64112

2.   Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 07/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
   a. 01/05/00
   b. 06/30/00
3. Transaction Code:
   a. Code: G
   b. Code: J
4. Securities Acquired (A) or Disposed of (D):
   a. (D) Amount: 166,667
   b. (A) Amount: 1,592,522

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title             5. Amount of           6. Ownership Form:         7.     Nature of
    of                 Securities               Direct(D)or               Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                   Ownership
 --------           ------------------         ---------------            -------------------
Common Stock           9,511,077                    D                            N/A

Common Stock          17,107,408                    I                     Conversion Shares issued pursuant to
                                                                          a Rights Agreement with JFJ
                                                                          Ecosystems, LLC, an entity controlled
                                                                          by John P. Crowe

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
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5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
     Amount    Exercisable           Expire the sooner of
  ----------   -----------           --------------------
    850,000     11/14/99             11/14/00, or 120 days after registration
    850,000     11/14/99             11/14/00, or 180 days after registration
  2,000,000     11/14/99             11/14/00, or 240 days after registration
    800,000     11/14/99             11/14/00, or one year after registration
  2,261,334     07/01/00             06/30/05

7. Title and Amount of Underlying Securities: common stock

8. Price of Derivative Security:
     Amount        Price
  ----------     --------
    850,000      $  0.07
    850,000      $  0.11
  2,000,000      $  0.15
    800,000      $  0.19
  2,261,334      $  0.09

9. Number of Derivative Securities Beneficially Owned at End of Month:
                   6,761,334 shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
           (D) 4,500,000 Warrants (I)2,261,334 Options

11.  Nature of Indirect Beneficial Ownership:
Options issued pursuant to a Rights Agreement to JFJ Ecosystems, LLC, an entity controlled by John P. Crowe

Explanation of Responses:

  Table I, No. 3b. and 4b. - Shares issued for conversion of debt in the amount of
$191,550 in principal and interest.

  Table I, No. 5 and Table II, No. 9 - Industrial Ecosystems, Inc., entered into a
Rights Agreement with JFJ Ecosystems, LLC, which included provisions for the issuance of shares and options to JFJ Ecosystems, LLC, in exchange for the membership interest of JFJ Ecosystems, LLC, in the joint venture. Details of the
Rights Agreement are included in the Industrial Ecosystems, Inc., Form 10SB, as amended, which is available on the EDGAR website. The number of shares and options subject to the Rights Agreement were previously reported as 16,798,452 and 2,065,906, respectively, based on the best estimates at the time the Rights Agreement was executed. These numbers have been adjusted pursuant to the applicable provisions of the Rights Agreement reflecting the satisfaction of principal and interest on a $750,000 loan, the satisfaction of principal and interest on an additional loan of $57,695, and an adjustment in the number of options granted by
Industrial Ecosystems, Inc., to third parties, between the execution of the Rights
Agreement and JFJ's exercise of its conversion rights under the Rights
Agreement.

Signature of Reporting Person: /S/John P. Crowe

Date:     07/10/00